   UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2010

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

 HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

OTE GROUP REPORTS 2009 FOURTH QUARTER RESULTS

UNDER IFRS

•

Facing a toughening environment across all its markets, OTE meets its profitability targets

o

Proforma OIBDA margin up 0.2pp in Q4; down 0.7pp in FY

•

Group comparable revenues down 6.0% in Q4, reflecting deteriorating macroeconomic conditions and intensifying competition in fixed and mobile throughout Southeast Europe

•

Full-year net income down one-third, affected by €113mn special tax levy in Q4

•

Full-year cash flow from operations impacted by higher taxes and VRS contributions; after €572mn of Q4 bond repayment, year-end cash at €869mn

•

Proposed €0.50 per share dividend to preserve Group’s future capital investment potential

ATHENS, Greece – February 25, 2010 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced audited consolidated results (prepared under IFRS) for the quarter and twelve months ended December 31, 2009:

(€ mn except per share data)	Q4’09	Q4’08	% Change	12M’09	12M’08	% Change
Revenues	1,525.2	1,640.8	-7.0%	5,984.1	6,407.3	-6.6%
Operating Income	185.6	202.8	-8.5%	1,000.9	1,057.7	-5.4%
Net Income/Loss	(30.5)	100.1	-	404.0	601.8	-32.9%
Basic EPS (€)	(0.0622)	0.2042	-	0.8242	1.2278	-32.9%
OIBDA*	500.7	537.8	-6.9%	2,156.2	2,270.7	-5.0%
as % of Operating Revenues	32.8%	32.8%	0.0pp	36.0%	35.4%	0.6pp
Pro forma** OIBDA	504.2	539.7	-6.6%	2,125.9	2,320.9	-8.4%
as % of Operating Revenues	33.1%	32.9%	0.2pp	35.5%	36.2%	-0.7pp
Cash flow from operations	404.5	534.5	-24.3%	1,418.0	1,757.6	-19.3%
CAPEX as % of Revenues	16.6%	22.0%	-5.4pp	14.9%	15.0%	-0.1pp

* Operating income before depreciation and amortization

** Excluding impact of Voluntary Retirement Programs at OTE SA (€12.2mn in Q1'08, €11.0mn in Q1'09, €152.0mn in Q2'09 and a reversal of €201.9mn in Q1’09) and RomTelecom (€29.6mn in Q1'08, €3.0mn in Q2'08, €3.5mn in Q3'08, €3.3mn in Q1'09, €0.6mn in Q2’09, €1.2mn in Q3'09 and €3.5mn in Q4'09)

Commenting on the quarter and the year, Panagis Vourloumis, Chairman & CEO, noted:

“The challenging operating conditions we faced since the beginning of 2009 in all our activities intensified in the fourth quarter as consumers responded to the worsening economic outlook across the region. In addition, the overall Greek mobile market shrank durably during the year as a result of pricing assaults by our competition, a trend that is continuing in 2010.  Against this background, all our units responded valiantly, preserving or even reinforcing their market positions whenever possible, and maintaining Group profitability roughly in line with the prior year’s levels despite the sharp drop in their top lines.  We are continuing to work hard on cutting our cost base in the current year.”  Mr. Vourloumis added: “In view of the growing uncertainty in our markets, we have decided to reduce our dividend for 2009, so as to keep intact our ability to invest in the long-term future of all our businesses.”

FINANCIAL HIGHLIGHTS

Revenues

The challenging economic situation continues to impact OTE Group activities across all countries in which it operates. However, the Group managed to contain the revenue decline to 7.0% in Q4’09. Comparable revenues, i.e. excluding Q4’08 revenues of Cosmofon, which was deconsolidated in Q2’09, decreased by 6.0%. Management believes that most of the Group’s operating units, particularly in mobile telephony services, significantly outperformed their respective markets.

Total Operating Expenses

Total Operating Expenses excluding depreciation & amortization were down 7.1% in Q4’09, amounting to €1,024.5mn. The decrease is mainly attributable to lower cost of telecommunications equipment and lower charges from domestic telephony operators due to cuts in mobile termination rates.

- Payroll and Employee Benefits

In Q4’09, Payroll and Employee Benefits (including provisions for staff retirement indemnities and youth account) totaled €336.8mn, down 4.5% compared to Q4’08.

- Other Operating Expenses

Other Operating Expenses declined by 3.8% in the quarter to €375.6mn. The decrease is mainly attributable to savings in dealer commissions cost as well as in provisions for doubtful accounts compared to Q4’08, when the difficulties of alternative carriers had resulted in higher provisioning in Greek fixed-line operations. Conversely, repairs and maintenance costs as well as taxes other than income continued to increase in Q4’09.

Operating Income

Group Operating Income totaled €185.6mn in the quarter. The 8.5% decrease in Operating Income mainly reflects the drop in Group revenues.

Depreciation and Amortization

Group Depreciation and Amortization decreased by 5.9% to €315.1mn in Q4’09, in line with the decline recorded in all of the quarters of 2009.

Operating Income before Depreciation and Amortization

Pro forma Operating Income before Depreciation and Amortization (OIBDA) decreased by 6.6% to €504.2mn in Q4’09. Group pro forma OIBDA margin was up 20 basis points in the quarter to 33.1%.

Net Income/Loss

OTE Group Net Loss in Q4’09 was €30.5mn, as compared to Net Income of €100.1mn in Q4’08. This reflects the imposition during the quarter of an extraordinary “special contribution” tax of €113.1mn pursuant to Greek Law 3808/2009 affecting all profitable companies in the country.  Excluding this extraordinary tax, Net income would have been €82.6mn.

Cash Flow

Cash provided by operating activities amounting to €404.5mn in Q4’09, a drop of 24.3% compared to Q4’08. The decrease is mainly due to increased payments for income taxes, as well as lower profitability.

Capital Expenditure

Capital expenditure in Q4’09 totaled €253.2mn, down 30.0% compared to Q4’08, due to lower investments in Greek fixed-line telephony and in mobile operations. Capital expenditure for the Greek fixed-line, RomTelecom and Cosmote amounted to €79.8mn, €62.8mn and €97.1mn, respectively.

Debt

As of December 31, 2009, total OTE Group gross debt amounted to €5,421.9mn, a decrease of 10.3% compared to December 31, 2008. Net debt amounted to €4,553.1mn, down 1.4% from the 2008 year-end level (net of Government notes). During Q4’09, OTE repaid 571.9mn in floating-rate notes due November 2009. On an underlying basis, (i.e. adding government notes to cash and cash equivalents), Net Debt rose by €191.1mn from the end of September 2009.

OTE Group debt outstanding breaks down as follows:

(€ mn)	Dec 31, 2009	Sep 30, 2009	% Change	Dec 31, 2008	% Change
Short-Term:
-Bank loans	3.3	2.9	13.8%	5.1	-35.3%
Medium & Long-term:
-Bonds	4,876.6	5,473.9	-10.9%	5,464.5	-10.8%
-Bank loans	542.1	521.3	4.0%	578.1	-6.2%
Total Indebtedness	5,421.9	5,998.1	-9.6%	6,047.7	-10.3%
Cash and Cash equivalents	868.8	1,636.1	-46.9%	1,429.8	-39.2%
Cash and Cash equivalents incl. in assets held for sale	-	-	-	(1.9)	-
Net Debt	4,553.1	4,362.0	4.4%	4,619.8	-1.4%
Government notes		0.0	-	(106.6)	-
Underlying Net Debt	4,553.1	4,362.0	4.4%	4,513.2	0.9%

1.

OTE FIXED-LINE

ACCESS LINE & TRAFFIC STATISTICS

	Q4’09	Q4’08	% Change
PSTN lines	3,787,132	4,110,102	-7.9%
ISDN, 64kb equiv. lines	1,205,048	1,275,906	-5.6%
Total lines	4,992,180	5,386,008	-7.3%
ADSL subscribers	1,123,764	972,279	15.6%
Unbundled local loops	1,020,167	672,065	51.8%
Wholesale line rental	42,405	0	-

(Minutes, million)	Q4’09	Q4’08	% Change
Local	2,531.0	2,664.5	-5.0%
National Long-distance	477.4	497.0	-4.0%
International Long-distance	62.1	63.9	-2.8%
Fixed-to-Mobile	386.9	425.1	-9.0%
Special Calls	34.3	40.9	-16.2%
Total Voice traffic	3,491.7	3,691.4	-5.4%
Subscription Dial-up Internet	209.4	449.5	-53.4%

In Q4’09, OTE continued to actively market more competitively priced flat-rate voice bundle offers, which received regulatory clearance in recent months. New subscriptions to the "Conn-x Talk" flat-rate packages remained high in the quarter, with over 37% of Conn-x broadband customers now subscribing to Conn-x Talk plans.

The Conn-x DP8 double-play offer bundling broadband Internet and telephony was launched in October with a monthly price of €43.90 including line rental.  While this package partly bridges the pricing gap with rival double-play offerings, OTE remains penalized by regulatory limitations as the tough environment moves consumers towards the most inexpensive products available in the market. Wholesale Line Rental continued to grow at a rapid pace in the quarter, reaching a total of over 42,000 lines at the end of the year. Despite these threats, OTE managed to contain the rate of PSTN and ISDN line losses, which was roughly in line with prior periods.

During the quarter, OTE also expanded the availability of its pay-TV services to a total of 60 urban areas countrywide. As of December 2009, IPTV services had attracted more than 16,000 subscribers.

The total Greek ADSL broadband market reached 2.1 million subscribers at the end of December 2009, compared to slightly 1.6 million one year earlier. Total new net additions reached 149,000 in the quarter, with 70% being LLU additions. OTE retail broadband total market share remains at approximately 50%.

In the business segment, OTE had a very positive quarter, enabling it to match the strong revenue performance achieved in 2008. In the full year, OTE successfully maintained its market share in voice and connectivity solutions and significantly boosted its presence in data (30% increase in IP VPN end points) and systems integration. The business segment won a number of large corporate assignments, notably in the banking and finance sector, in the fourth quarter. OTE is working on better leveraging its retail distribution network to expand its penetration of the SME market.

SUMMARY FINANCIAL DATA

(€ mn)	Q4’09	Q4’08	% Change	12M’09	12M’08	% Change
Revenues	619.7	669.4	-7.4%	2,412.4	2,589.7	-6.8%
- Basic Monthly Rentals	136.8	149.9	-8.7%	566.9	621.0	-8.7%
- Fixed-to-fixed calls	110.9	110.6	0.3%	415.7	434.3	-4.3%
- Fixed-to-mobile calls	42.1	55.9	-24.7%	174.8	229.4	-23.8%
- International	46.5	44.8	3.8%	183.3	202.4	-9.4%
- Other	283.4	308.2	-8.0%	1,071.7	1,102.6	-2.8%
Operating Income	72.3	62.1	16.4%	306.5	312.2	-1.8%
Operating income before depreciation and amortization	177.5	171.7	3.4%	730.9	777.2	-6.0%
as % of Operating revenues	28.6%	25.6%	3.0pp	30.3%	30.0%	0.3pp
Voluntary Retirement costs/(reversals)	0.0	0.0	-	(38.9)	12.2	-
Pro Forma Operating income before depreciation and amortization	177.5	171.7	3.4%	692.0	789.4	-12.3%
as % of Operating revenues	28.6%	25.6%	3.0pp	28.7%	30.5%	-1.8pp
Depreciation & Amortization	105.2	109.6	-4.0%	424.4	465.0	-8.7%

In Q4’09, domestic telephony revenues decreased by 8.3%. Revenues from monthly rentals continued to decline, reflecting the loss of PSTN and ISDN lines, while the mobile interconnection rate cuts continue to impact fixed-to-mobile revenues, which were down nearly 25% in the quarter. The nearly 4% increase in international telephony revenues reflects higher revenues from international traffic and from international operators.

ADSL and LLU revenues were up slightly compared to Q4’08, due to the ongoing growth in the broadband market. Interconnection charges and leased-line revenues decreased, reflecting wholesale tariff cuts mandated in Q2’09. Revenues from sales of telecommunications equipment continued to decline in the quarter.

Total operating expenses were down 9.9% compared to Q4’08, at €547.4mn, reflecting lower payments to domestic telephony operators and lower sales of telecommunications equipment.

Payroll and employee benefits (including provisions for staff retirement indemnities and youth account) posted a decrease of 6.6% in the quarter. Excluding youth account contributions, payroll and employee benefits were up nearly €6mn in the quarter. At the end of 2009, Greek fixed line headcount was 11,369, down 5.7% from 2008 year end.

Other operating expenses decreased by 13.4% in the quarter. Higher spending for repair and maintenance, advertising and utilities were offset by lower third party fees, transportation and other costs.  No additional provisioning was required during the quarter.

2. COSMOTE GROUP

CUSTOMER BASE EVOLUTION

	Cosmote Greece	AMC	Globul	Cosmote Romania	Total Cosmote
Net adds/ (disconnections) Q4’09	153,746	155,533	(63,725)	321,527	567,081
Customers Q4’09	9,217,507	1,908,987	3,902,272	6,920,816	21,949,582
% YoY Change	16.8%	36.7%	-4.8%	17.4%	13.8%

SUMMARY FINANCIAL DATA

(€ mn)	Q4’09	Q4’08	% Change	12M’09	12M’08	% Change
Revenues	774.5	844.0	-8.2%	3,035.9	3,261.7	-6.9%
Adjusted revenues*	768.9	824.4	-6.7%	3,009.6	3,191.8	-5.7%
Operating Income	123.8	176.7	-29.9%	612.4	725.6	-15.6%
Operating income before depreciation and amortization (OIBDA)	245.8	287.0	-14.4%	1,070.6	1,142.2	-6.3%
as % of Operating revenues	31.7%	34.0%	-2.3pp	35.3%	35.0%	0.3pp
Adjusted OIBDA*	248.7	281.4	-11.6%	1,071.3	1,123.4	-4.6%

Figures for 12M’09, 12M’08 and Q4’08 are not adjusted for the sale of Cosmofon

* Adjusted for the sale of Cosmofon and the acquisition of Zapp

In Q4’09, facing further deterioration in the macroeconomic environment in all its markets, heightened regulation and aggressive competition, Cosmote has defended its positions through strong operating performance, maintaining its leadership in Greece and continuing to gain market share in Romania and Bulgaria.

Fierce price competition in prepaid telephony, affecting the Greek market since early 2009, impacted Romania and Albania in Q4’09, leading to a 6.7% slide in total Cosmote Group revenues, excluding Cosmofon and Zapp.

Cosmote Group service revenues dropped 5.9% compared to Q4’08 (excluding Cosmofon & Zapp) to €638.7mn. This decline is largely due to lower termination rates imposed by regulators throughout the Group’s presence, while outgoing revenues dropped by only 1.6% in the quarter.

With operating expenses down 5.1%, Group OIBDA registered a 14.4% decline in Q4’09.  Excluding Cosmofon and Zapp, Group OIBDA was down 11.6% in the quarter. Despite tight controls on distribution and marketing expenses, as well as lower interconnection costs, OIBDA margin decreased by 230 basis points.

In late October 2009, Cosmote completed the acquisition of Telemobil (Zapp) in Romania, as previously announced. This acquisition enables Cosmote Romania to tap the upside potential of mobile broadband services in Romania and compete on equal terms in the market. Since the beginning of 2010, Cosmote Romania has been offering broadband services to its customer base, with encouraging early indications.

Cosmote’s customer base rose by 13.8% (excluding Cosmofon) compared to Q4’08, while net adds during the quarter reached 567K, bringing the total to approximately 22 million customers. As Cosmote managed to gain the majority of the market’s additions in Greece and Romania during 2009, it has set the basis for further outperformance in the future.

Greece - Cosmote

In Q4’09, Cosmote added 154K subscribers in Greece, resulting in a total subscriber base of 9.2million, up 16.8% compared to the end of Q4’08. The bulk of the increase was accounted for by prepaid customers, while postpaid numbers showed a limited increase.

SUMMARY FINANCIAL DATA FOR COSMOTE GREECE

(€ mn)	Q4’09	Q4’08	% Change	12M’09	12M’08	% Change
Revenues	483.7	465.7	3.9%	1,908.4	1,843.1	3.5%
Operating Income	128.6	143.7	-10.5%	542.4	606.6	-10.6%
Operating income before depreciation and amortization	174.3	192.4	-9.4%	725.4	781.9	-7.2%
as % of Operating revenues	36.0%	41.3%	-5.3pp	38.0%	42.4%	-4.4pp

Management estimates that total mobile service revenues in the Greek market declined by 12% in Q4’09, on similar trends as Q3, due to interconnection cuts, lower roaming rates, competitive tariff cuts and weakening customer spending. Against this, Cosmote managed to contain service revenue decline in the quarter to 5.5%, resulting from lower interconnection, while it gained significant revenue share. In 2009, total Greek mobile market service revenues are estimated to have shrunk by more than €500mn to ca. €3.8bn. In this environment, Cosmote Greece lost less than €80mn in service revenues last year, resulting from lower interconnection and roaming income. Cosmote’s significant outperformance in the face of aggressive competitive offers reflects its successful initiatives in marketing and retailing, as well as continuing investments in IT and network infrastructure.

Total revenues in Q4’09 were up 3.9% to €483.7mn, with handset sales making up for the decline in incoming revenues. Nearly all of Cosmote’s drop in service revenues resulted from a 24% decline in incoming revenues due to the termination rate cut and a shift to more on-net traffic, as well as from a 2.4% decrease in roaming revenues.  By contrast, outgoing service revenues were down less than 1.0%.

Cosmote is the Greek market leader in mobile broadband subscribers, with broadband service revenues up 141% compared to the same period last year.

	12M’08	3M’09	H1’09	9M’09	12M’09
AMOU, blended (min)	183	200	216	222	226
ARPU, blended (€)	23.6	18.3	18.7	19.0	18.7
Total Customer base	7,893,144	8,411,609	8,792,754	9,063,761	9,217,507

Blended AMOU in 12M’09 increased by 23.5% to 226 minutes, continuing the trend of previous quarters, mostly driven by prepaid AMOU, up by over 70% as a result of aggressive on-net offers.

Blended ARPU for 12M’09, at €18.7, was down approximately 20.8% from 12M’08, mainly reflecting lower ARPU in the prepaid segment. Postpaid ARPU also declined, mainly due to lower incoming rates and the pick up in broadband offerings, with generally lower ARPU.

The drop in OIBDA in Q4’09 largely reflects the direct impact of lower termination revenues. To contain the decline in profitability, Cosmote Greece implemented a number of cost cutting measures, including a 20% cut in marketing expenses.

Albania - AMC

In Q4’09, AMC added 155K net new subscribers, bringing its total customer base at the end of the period to approximately 1.9 million, a 37% increase compared to 2008 year end.

SUMMARY FINANCIAL DATA FOR AMC

(€ mn)	Q4’09	Q4’08	% Change	12M’09	12M’08	% Change
Revenues	29.2	46.6	-37.3%	145.7	191.3	-23.8%
Operating Income	9.5	24.0	-60.4%	61.8	100.3	-38.4%
Operating income before depreciation and amortization	14.4	29.8	-51.7%	84.0	123.8	-32.1%
as % of Operating revenues	49.4%	64.1%	-14.7pp	57.7%	64.7%	-7.0pp

AMC’s financial results were heavily impacted by currency devaluation, regulation affecting AMC’s wholesale and retail tariffs, lower international traffic and intense competition. As a result, revenues dropped by 37.3% in the quarter, while OIBDA margin was down 14.7pp to 49.4%. In local currency terms, revenues and OIBDA were down 18% and 35%, respectively.

	12M’08	3M’09	H1’09	9M’09	12M’09
AMOU, blended (min)	57	57	58	64	68
ARPU, blended (€)	13	10	9	8	8
Total Customer base	1,395,989	1,405,447	1,526,334	1,753,454	1,908,987

Bulgaria - Globul

Globul’s postpaid customer base increased by 1.5% from Q4’08 to a total of 2.1 million, or 55% of Globul’s total customer base. By contrast, the number of prepaid customers dropped by 11.3% compared to Q4’08. Globul’s total customer base at the end of Q4’09 was approximately 3.9 million.

SUMMARY FINANCIAL DATA FOR GLOBUL

(€ mn)	Q4’09	Q4’08	% Change	12M’09	12M’08	% Change
Revenues	111.3	128.2	-13.2%	448.2	460.0	-2.6%
Operating Income	19.3	31.3	-38.3%	84.5	99.8	-15.3%
Operating income before depreciation and amortization	47.5	55.4	-14.3%	187.2	195.6	-4.3%
as % of Operating revenues	42.7%	43.2%	-0.5pp	41.8%	42.5%	-0.7pp

Service revenues declined by 5.4% in Q4’09, mainly due to the economic crisis, intense competition, and lower interconnection rates. Globul succeeded in increasing its revenue share against strong competitive pressure and adverse conditions following aggressive offers by the market’s third operator.

Globul undertook significant cost-management efforts, resulting in substantial cost reductions in several lines, including selling & distribution (-15%), marketing (-36%), customer care (-9%) and G&A (-11%).

	12M’08	3M’09	H1’09	9M’09	12M’09
AMOU, blended (min)	112	112	114	117	119
ARPU, blended (€)	10	8	9	9	9
Total Customer base	4,096,996	4,012,232	4,007,775	3,965,997	3,902,272

The 6.3% increase in Globul’s blended AMOU for 12M’09 resulted from increased prepaid AMOU (up 25%) and the shift towards postpaid subscribers. Globul’s blended ARPU decreased by 8% in comparison to the same period last year, positively affected by the shift of customer base towards postpaid.

Romania – Cosmote Romania

Cosmote Romania continued to gain market and service revenue share in Q4’09. Service revenues were up 6.4%, against an estimated decline in total market service revenues (excluding Cosmote) of around 20%. Cosmote’s outgoing service revenues posted a sharp 13% increase. Despite the drop in the quarter, mainly due to the decline in higher-margin interconnection and roaming revenues, Cosmote Romania OIBDA nearly trebled in 12M’09.

In Q4’09, Cosmote added over 321.5K net new subscribers, bringing the total customer base to 6.9 million, of which 19% was postpaid. The increase in the postpaid customer base generated significant revenue growth from this market segment. Prepaid customers and related revenues are also rising, despite fierce competition in this segment. Having reached a market share in excess of 23% in combination with the ownership of a 3G license following the acquisition of Zapp, Cosmote Romania is now focusing on expanding its presence in the broadband and corporate markets.

SUMMARY FINANCIAL DATA FOR COSMOTE ROMANIA

(€ mn)	Q4’09	Q4’08	% Change	12M’09	12M’08	% Change
Revenues	112.8	107.7	4.7%	423.2	311.0	36.1%
Operating Income/(loss)	(12.8)	(7.5)	-70.7%	(22.1)	(52.8)	58.1%
Operating income before depreciation and amortization	11.2	12.0	-6.7%	66.0	22.5	193.3%
as % of Operating revenues	9.9%	11.1%	-1.2pp	15.6%	7.3%	8.3pp

	12M’08	3M’09	H1’09	9M’09	12M’09
ARPU, blended (€)	5	5	5	5	5
Total Customer base	5,894,056	6,106,278	6,330,325	6,599,289	6,920,816

Germanos

In Q4’09, Germanos contributed 602K net new subscribers to the Group, accounting for all of the Group’s net additions outside of Albania. Germanos is the major contributor to the Group’s market share gains and a critical factor in Cosmote’s expansion, especially in Greece and Romania, in both the postpaid and the prepaid segmnents.

In line with the strategy implemented since the acquisition of Germanos, the operations of the company have now been fully integrated within the Cosmote Group, significantly enhancing its productivity and operational efficiency. Consequently, as of January 1, 2010, Germanos results will no longer be reported separately, but will instead be integrated within each country’s organization.

SUMMARY FINANCIAL DATA FOR GERMANOS

(€ mn)	Q4’09	Q4’08	% Change	12M’09	12M’08	% Change
Revenues	256.9	265.2	-3.1%	902.0	1,015.3	-11.2%
Operating Income/(loss)	(0.6)	(2.0)	70.0%	(4.6)	3.5	-
Operating income before depreciation and amortization	4.0	2.6	53.8%	13.3	19.8	-32.8%
as % of Operating revenues	1.6%	1.0%	0.6pp	1.5%	1.9%	-0.4pp

Figures for 12M’09, 12M’08 and Q4’08 are not adjusted for the sale of Cosmofon

3. ROMTELECOM

OTE, through its wholly owned subsidiary OTE International Investments Ltd, holds a 54.01% interest in RomTelecom S.A., the incumbent telecommunications operator in Romania. RomTelecom’s key financial figures are stated below:

SUMMARY FINANCIAL & ACCESS LINE DATA

(€ mn)	Q4’09	Q4’08	% Change	12M’09	12M’08	% Change
Revenues	198.3	213.5	-7.1%	807.7	869.9	-7.2%
Operating Income/(loss)	(35.5)	(21.8)	-62.8%	(15.3)	(36.2)	57.7%
OIBDA	50.6	57.4	-11.8%	252.4	253.7	-0.5%
Voluntary Retirement Costs	3.6	1.9	89.5%	8.6	38.0	-77.4%
Pro forma OIBDA*	54.2	59.3	-8.6%	261.0	291.7	-10.5%
as % of Operating Revenues	27.3%	27.8%	-0.5 pp	32.3%	33.5%	-1.2 pp

Fixed Telephony, Lines				2,741,166	2,961,053	-7.4%
Broadband , Connections				807,362	650,669	24.1%
Satellite Television , Connections				884,136	643,185	37.5%

* Excluding impact of RomTelecom employee exit program in Q1'08, Q2’08, Q3’08, Q4’08, Q1’09, Q2’09, Q3’09 and Q4’09

In an economy characterized by a GDP decline of over 7% in 2009, rising unemployment and a growing rate of business failures, Romanian providers of telecommunications services are estimated to have recorded double-digit revenue declines, particularly during the latter part of the year. With revenues down 7.1% in Q4’09, roughly in line with the drop it recorded in the full year, RomTelecom put in a resilient performance, despite migration of certain categories of customers towards the market’s most inexpensive offers.

The quarter’s revenue decline primarily reflected a 17% decrease in voice services, as a combined result of an 11% ARPU drop and a 7.4% line loss compared to December 31, 2008.

With the continuing drop in the number of voice-only customers and growing popularity of flat-rate packages, RomTelecom seeks to offset lower traditional telephony revenues through market share gains in new growth areas, notably broadband and satellite TV. The Company’s objective is to increase the number of revenue-generating units (defined as PSTN, xDSL and TV subscriptions). This strategy has proved successful, as RomTelecom increased by 4.1% the total number of revenue-generating units compared to 2008 year end (over 4.4 million vs. less than 4.3 million). With a 24.1% increase in the number of xDSL customers compared to the end of 2008, penetration reached 29.5% of all PSTN subscribers and related revenues were up 26%. Similarly, the number of direct-to-home TV subscribers rose 37%, exceeding 880,000, representing PSTN penetration of 32% and generating a 87% increase in related revenues compared to Q4’08.

In 2009, RomTelecom introduced an IPTV platform with interactive Video-on-Demand capability, targeting IP-based triple-play customers (VoIP, High-speed Internet and IPTV). Dolce Interactiv, the new IPTV service launched in 10 cities on December 8, 2009, reinforces RomTelecom’s leading position as a content provider in the Romanian market. Romtelecom is the first company in Romania to offer such a comprehensive IPTV coverage, whose functionalities will be continuously extended in future. In addition, the recently launched very high speed (20-30 Mbps) VDSL Internet service attracted significant interest from customers in the 10 cities where it is offered.

The success of RomTelecom’s CDMA network, providing mobile broadband services to interested customers, was confirmed, with around 27,000 subscribers at the end of 2009.

The Company's strategy of offering dedicated, high-margin solutions to business customers with large data communication needs led to a 10% increase in VPN revenues in 2009, resulting from a 14% increase in VPN connections compared to the previous year. During 2009, RomTelecom also launched a desktop support service which, by year end, had been adopted by users representing nearly 10,000 PC’s.

Facing continued pressure on its revenue base, RomTelecom once again intensified its cost-control initiatives. In Q4’09, operating expenses excluding depreciation and amortization were 5% lower than in the same 2008 period, despite a doubling of content costs to €3.9mn, as well as a 32% increase in provisions for doubtful accounts to €1.4mn.

The Company’s headcount was 10,017 employees at December 31, 2009, down 3.2% from the year-earlier level.

Consistent with its efforts to achieve high operational efficiency, the Company successfully implemented the outsourcing of switching and power supply field maintenance activities to a traditional technology provider, thereby reducing RomTelecom’s headcount by another 400 employees in January 2010.

Depreciation & amortization charges were 9% higher in Q4’09 compared to Q4’08 (+€7mn), largely reflecting a one-off impairment provision related to investment property.

4. EVENTS OF THE QUARTER

OTE LAUNCHES A NEW DOUBLE PLAY OFFER WHICH, FOR THE FIRST TIME, INCLUDES THE MONTHLY FEE

On October 12, OTE announced a new double-play offer (broadband internet & telephony) by Conn-x. The new double-play package offers unlimited broadband internet at 8 Mbps and unlimited phone calls to all fixed telephony networks in Greece for a price of only €43.90, inclusive of the monthly PSTN line rental. This offer may be combined with the telephony package “Abroad”, for unlimited phone calls to fixed-line destinations in 46 countries, for only €6/month additionally, as well as with the current flat-rate packages for mobiles, starting from €3.60/month.

COSMOTE COMPLETES ACQUISITION OF ZAPP IN ROMANIA

On November 2, Cosmote announced that the transfer of 100% of Telemobil SA’s (Zapp) shares held by Saudi Oger was completed following the approval of relevant Authorities.

REPAYMENT OF OTE PLC FLOATING RATE NOTE

On November 21, OTE PLC repaid a Floating Rate Note with an outstanding nominal balance of €571.9mn, maturing on November 21, 2009.

ACQUISITION OF THE REMAINING 10% OF GERMANOS

On December 31, 2009, in accordance with the clauses of the original agreement of 2006 by which Cosmote acquired Germanos SA. Mr. Panos Germanos exercised a put option by which he sold to Cosmote his 10% stake in Cosmoholding Cyprus, which controls 100% of Germanos SA, for a total consideration of €168.5mn. Following this transaction, Cosmote controls 100% of Germanos SA.

5. SUBSEQUENT EVENTS

APPOINTMENT OF CHIEF EXECUTIVE OFFICER OF OTE ESTATE

On January 13, OTE announced that since January 11, 2010 Ms. Christini Spanoudaki holds the position of Chief Executive Officer of OTE Estate, a subsidiary of OTE.

APPOINTMENT OF GROUP CHIEF COMPLIANCE OFFICER

On January 28, OTE announced that as of January 18, 2010 Mr. Aristodimos Dimitriadis assumed the newly created position of Chief Compliance Officer of OTE Group. Mr Dimitriadis will continue to hold the position of Head of Internal Audit and Compliance of Cosmote Group.

NEW CONN-X OFFER

On February 18, OTE announced a new offer for its Conn-x product, offering unlimited broadband internet at 8 Mbps, 250 minutes of domestic calls and 50 minutes of mobile calls for a price of €43.90, inclusive of the monthly PSTN line rental.

LIABILITY TOWARDS THE IKA-ETAM PENSION FUND

Ιn a letter dated January 19, 2010 and in subsequent meetings and correspondence, the Greek Minister of Labor and Social Security informed OTE that it considers OTE liable for approximately €340.0mn in back contributions to the IKA-ETAM pension fund.  OTE is further examining the Ministry’s position; however, upon preliminary analysis, OTE’s view is that this position is unsubstantiated, given that OTE has fulfilled and continues to fulfill in their totality all the financial obligations it has towards all social security funds.

6. OUTLOOK

In 2010, the OTE Group expects its revenue base to be further impacted by difficult economic conditions in all markets, lower consumer spending, intense competition, and regulatory constraints on its capacity to respond effectively to these factors. OTE management, at the Group level and within each of its operating units, will work hard to minimize revenue shrinkage and defend Group profitability, as measured by pro forma OIBDA margin.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, and Romania.  At present, companies in which OTE Group has an equity interest employ over 33,000 people in five countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Maria Kountouri - Assistant to the Head of Investor Relations

Tel: +30 210 611 5381, Email: mkountouri@ote.gr

Christina Hadjigeorgiou - Financial Analyst, Investor Relations

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Dimitris Tsatsanis - Financial Analyst, Investor Relations

Tel: +30 210 611 6071, Email: dtsatsanis@ote.gr

Sofia Ziavra - Financial Analyst, Investor Relations

Tel: +30 210 611 8190, Email: sziavra@ote.gr

Daria Kozanoglou - Senior Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Eftychia Tourna - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7236, Email: etourna@ote.gr

Eleni Agoglossaki - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7880, Email: eagoglossak@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2008 filed with the SEC on June 30, 2009. OTE assumes no obligation to update information in this release.

Exhibits to follow:

I.

Consolidated Balance Sheets as of December 31, 2009 and December 31, 2008 (Under IFRS)

II.

Condensed Consolidated Income Statements for the three months and twelve months ended December 31, 2009 and 2008 (Under IFRS)

III.

Analysis of Group Other Operating Expenses for the three months and twelve months ended December 31, 2009 and 2008 (Under IFRS)

IV.

Condensed Consolidated Statement of Cash Flows for the four quarters and twelve months ended December 31, 2009 (Under IFRS)

V.

Group Revenues for the three months and twelve months ended December 31, 2009 and 2008 (Under IFRS)

VI.

Segment Reporting based on the Company’s legal structure

VII.

Mobile Operations

VIII.

International Operations

IX.

Operational Highlights

EXHIBIT II – CONSOLIDATED INCOME STATEMENT

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2009 AND DECEMBER 31, 2008

(€ mn)	31 Dec 2009	31 Dec 2008
ASSETS
Non - current assets:
Property, plant and equipment	5,625.1	5,872.8
Goodwill	551.8	525.1
Telecommunication licenses	362.2	329.5
Other intangible assets	520.6	550.7
Investments	157.0	156.6
Loans and advances to pension funds	154.5	194.5
Deferred tax assets	253.6	286.8
Other non-current assets	127.3	120.7
Total non - current assets	7,752.1	8,036.7

Current assets:
Inventories	229.1	201.3
Trade receivables	1,153.0	1,194.2
Other financial assets	35.4	135.9
Other current assets	255.6	261.6
Cash and cash equivalents	868.8	1,427.8
Total current assets	2,541.9	3,220.8

Assets classified as held for sale	-	167.7

TOTAL ASSETS	10,294.0	11,425.2

EQUITY AND LIABILITIES

Equity attributable to owners of the Company:
Share capital	1,171.5	1,171.5
Share premium	505.1	497.9
Statutory reserve	344.1	330.2
Foreign exchange and other reserves	(53.3)	73.9
Changes in non-controlling interests	(3,321.5)	(3,315.2)
Retained earnings	2,576.1	2,553.6
	1,222.0	1,311.9
Non-controlling interests	757.7	861.3

Total equity	1,979.7	2,173.2

Non – current liabilities:
Long-term borrowings	5,385.7	5,409.6
Provision for staff retirement indemnities	266.5	254.9
Provision for voluntary retirement scheme	109.9	107.2
Provision for Youth Account	282.3	286.3
Deferred tax liabilities	113.7	116.7
Other non – current liabilities	77.9	74.6
Total non – current liabilities	6,236.0	6,249.3

Current liabilities:
Trade accounts payable	813.2	943.9
Short-term borrowings	3.3	5.1
Short-term portion of long-term borrowings	32.9	633.0
Income tax payable	133.2	58.0
Deferred revenue	256.6	228.4
Provision for voluntary retirement scheme	149.0	275.8
Dividends payable	4.2	3.8
Other current liabilities	685.9	838.2
Total current liabilities	2,078.3	2,986.2

Liabilities directly associated with the assets classified as held for sale	-	16.5

TOTAL EQUITY AND LIABILITIES	10,294.0	11,425.2

Movement in OTE Group Shareholders’ equity

2009

Shareholders' equity, January 1	2,173.2
Profit for the period	400.7
Dividends declared	(367.6)
Net change of interest in subsidiaries	(48.4)
Other movements	(178.2)
(193.5)

Shareholders' equity, December 31	1,979.7

EXHIBIT II – CONSOLIDATED INCOME STATEMENT

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)

Prepared under IFRS for the three months and twelve months ended December 31, 2009 and 2008 (€ mn)

	Q4’09	Q4’08%		12M’09	12M’08%
			Change			Change
Revenues:
Domestic Telephony	400.0	443.7	-9.8%	1,619.6	1,814.2	-10.7%
International Telephony	60.9	67.8	-10.2%	251.1	286.9	-12.5%
Mobile Telephony	597.5	636.6	-6.1%	2,396.2	2,470.8	-3.0%
Other revenues	466.8	492.7	-5.3%	1,717.2	1,835.4	-6.4%
Total Revenues	1,525.2	1,640.8	-7.0%	5,984.1	6,407.3	-6.6%

Operating Expenses:
Payroll and employee benefits	(306.2)	(303.0)	1.1%	(1,190.8)	(1,168.4)	1.9%
Provision for staff retirement indemnities and youth account	(30.6)	(49.6)	-38.3%	(95.5)	(112.6)	-15.2%
Cost of early retirement programs	(3.5)	(1.9)	84.2%	30.3	(50.2)	-
Charges from international operators	(47.2)	(30.6)	54.2%	(184.0)	(173.9)	5.8%
Charges from domestic telephony operators	(126.4)	(158.3)	-20.2%	(516.3)	(642.3)	-19.6%
Depreciation and amortization	(315.1)	(335.0)	-5.9%	(1,155.3)	(1,213.0)	-4.8%
Cost of telecommunications equipment	(135.0)	(169.1)	-20.2%	(475.1)	(633.4)	-25.0%
Other operating expenses	(375.6)	(390.5)	-3.8%	(1,396.5)	(1,355.8)	3.0%
Total Operating Expenses	(1,339.6)	(1,438.0)	-6.8%	(4,983.2)	(5,349.6)	-6.8%

Operating income before financial results	185.6	202.8	-8.5%	1,000.9	1,057.7	-5.4%

Financial results:
Interest income	10.8	11.8	-8.5%	61.6	72.3	-14.8%
Interest expense	(71.0)	(89.1)	-20.3%	(325.2)	(343.7)	-5.4%
FX gain/(loss), net	5.2	2.0	160.0%	10.2	11.8	-12.7%
Dividend income	0.0	0.1	-	9.6	12.2	-21.3%
Investment Gain/(loss) on sale of investment	0.2	0.5	-60.0%	23.6	33.7	-30.3%
	(54.8)	(74.7)	-26.6%	(220.2)	(213.7)	3.0%

Profit before income taxes	130.8	128.1	2.1%	780.7	844.0	-7.5%

Income taxes	(174.9)	(33.3)	-	(380.0)	(246.2)	54.3%

Profit/Loss for the period	(44.1)	94.8	-	400.7	597.8	-33.0%

Attributable to:
Owners of the parent	(30.5)	100.1	-	404.0	601.8	-32.9%
Non-controlling interests	(13.6)	(5.3)	-	(3.3)	(4.0)	-
	(44.1)	94.8	-	400.7	597.8	-33.0%

EXHIBIT III – GROUP OTHER OPERATING EXPENSES ANALYSIS

(€ mn)	Q4’09	Q4’08	% Change	12M’09	12M’08	% Change
Commission to dealers	62.4	68.9	-9.4%	238.4	253.4	-5.9%
Repairs, maintenance, cost of materials	43.9	37.2	18.0%	182.2	191.5	-4.9%
Provision for doubtful accounts	25.9	36.8	-29.6%	107.0	119.8	-10.7%
Advertising	60.5	66.6	-9.2%	216.8	212.9	1.8%
Taxes other than income taxes	14.9	8.4	77.4%	56.2	51.7	8.7%
Other	168.0	172.6	-2.7%	595.9	526.5	13.2%
TOTAL	375.6	390.5	-3.8%	1,396.5	1,355.8	3.0%

EXHIBIT IV – CONSOLIDATED STATEMENT OF CASH FLOWS

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)

Prepared under IFRS for the three quarters and twelve months ended December 31, 2009 (€ mn)

	Q1’09	Q2’09	Q3’09	Q4’09	12M’09
Cash Flows from Operating Activities:
Profit before taxes	369.1	52.8	228.0	130.8	780.7
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	277.8	284.4	278.0	315.1	1,155.3
Share-based payment	0.6	3.4	1.5	1.7	7.2
Cost of early retirement program	(187.6)	152.6	1.2	3.5	(30.3)
Provision for staff retirement indemnities and youth account	21.7	21.3	21.9	30.6	95.5
Other Provisions	26.8	35.8	18.5	25.9	107.0
Foreign exchange differences, net	(3.4)	(0.3)	(1.3)	(5.2)	(10.2)
Interest income	(25.9)	(13.7)	(11.2)	(10.8)	(61.6)
Dividend income, gains/(losses) and impairment of investments	-	(34.0)	1.0	(0.2)	(33.2)
Release of EDEKT fund prepayment	8.8	8.8	8.8	8.8	35.2
Interest expense	103.0	74.7	76.5	71.0	325.2

Working capital adjustments:
Decrease/(increase) in inventories	(2.8)	(33.6)	11.9	(2.8)	(27.3)
Decrease/(increase) in accounts receivable	(40.3)	(18.1)	(29.1)	11.8	(75.7)
(Decrease)/increase in liabilities (excl. bank liabilities)	(70.7)	4.3	(11.6)	5.9	(72.1)
Minus:
Payment of early retirement programs	(14.1)	(8.3)	(73.1)	(34.8)	(130.3)
Payment of staff retirement indemnities and youth account, net of employees' contributions	(17.0)	(17.8)	(36.2)	(17.3)	(88.3)
Interest and related expenses paid	(130.3)	(48.8)	(69.1)	(28.2)	(276.4)
Income taxes paid	(4.9)	(73.6)	(119.5)	(101.3)	(299.3)
Settlement of receivables due from disposed subsidiaries	-	16.6	-	0.0	16.6
Net Cash provided by Operating Activities	310.8	406.5	296.2	404.5	1,418.0

Cash Flows from Investing Activities:
Acquisition of minority interest and participation in subsidiaries' share capital increase	-	(48.4)	-	0.0	(48.4)
Acquisition of subsidiary net of cash acquired	-	-	-	(197.8)	(197.8)
Purchase of financial assets	(181.2)	(117.0)	(3.3)	(6.5)	(308.0)
Sale/maturity of financial assets	113.5	1.5	289.2	8.0	412.2
Loans proceeds	2.4	2.4	2.5	2.4	9.7
Loans proceeds in conjunction with disposal of subsidiaries	-	78.5	-	0.0	78.5
Purchase of property, plant and equipment and intangible assets	(221.4)	(220.1)	(196.2)	(253.2)	(890.9)
Proceeds from disposal of subsidiaries	-	84.8	2.3	(1.0)	86.1
Interest received	19.3	12.2	8.3	21.8	61.6
Dividends received	-	0.3	3.4	3.2	6.9
Settlements of other current liabilities	-	-	-	(168.5)	(168.5)
Net Cash provided by/(used in) Investing Activities	(267.4)	(205.8)	106.2	(591.6)	(958.6)

Cash Flows from Financing Activities:
Repayment of loans	(3.8)	(31.9)	(21.9)	(579.5)	(637.1)
Dividends paid to Company's owners	(0.2)	(0.1)	(366.9)	0.0	(367.2)
Dividends paid to non-controlling interests	(1.2)	-	-	0.0	(1.2)
Net Cash provided by/(used in) Financing Activities	(5.2)	(32.0)	(388.8)	(579.5)	(1,005.5)

Net Increase in Cash and Cash Equivalents	38.2	168.7	13.6	(766.6)	(546.1)
Cash and Cash equivalents at beginning of period	1,429.7	1,460.5	1,624.2	1,636.1	1,429.7
Net foreign exchange differences	(5.2)	(7.2)	(1.7)	(0.7)	(14.8)
Cash and Cash equivalents classified as held for sale	(2.2)	2.2	-	0.0	0.0
Cash and Cash Equivalents at end of period	1,460.5	1,624.2	1,636.1	868.8	868.8

EXHIBIT V – GROUP REVENUES

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)

Prepared under IFRS for the three months and twelve months ended December 31, 2009 and 2008 (€ mn)

	Q4’09	Q4’08	%Change	12M’09	12M’08	%Change
Domestic Telephony:
Basic monthly rentals	205.5	219.6	-6.4%	845.9	910.7	-7.1%
Local and long distance calls
-Fixed to fixed	121.3	120.7	0.5%	461.9	481.9	-4.2%
-Fixed to mobile	58.1	78.6	-26.1%	249.5	325.3	-23.3%
	179.4	199.3	-10.0%	711.4	807.2	-11.9%
Other	15.1	24.8	-39.1%	62.3	96.3	-35.3%
Total Domestic Telephony	400.0	443.7	-9.8%	1,619.6	1,814.2	-10.7%

International Telephony:
International traffic	22.5	23.0	-2.2%	84.9	93.8	-9.5%
Payments from mobile operators	12.3	13.2	-6.8%	52.9	56.5	-6.4%
	34.8	36.2	-3.9%	137.8	150.3	-8.3%
Payments from International operators	26.1	31.6	-17.4%	113.3	136.6	-17.1%
Total International Telephony	60.9	67.8	-10.2%	251.1	286.9	-12.5%

Mobile Telephony	597.5	636.6	-6.1%	2,396.2	2,470.8	-3.0%

Other Revenues:
Prepaid cards	8.7	12.5	-30.4%	37.3	52.2	-28.5%
Leased lines and data communications	77.6	82.1	-5.5%	319.4	336.6	-5.1%
ISDN, connection & monthly charges	34.3	36.3	-5.5%	141.7	147.5	-3.9%
Sales of telecommunication equipment	117.8	156.0	-24.5%	438.0	617.2	-29.0%
Internet services-ADSL	76.4	56.0	36.4%	297.7	226.9	31.2%
Metroethernet & IP CORE	10.3	8.4	22.6%	31.9	23.6	35.2%
Services rendered	46.3	44.3	4.5%	116.4	120.4	-3.3%
Collocation & LLU's	33.6	33.4	0.6%	122.1	91.7	33.2%
Interconnection charges	22.6	29.7	-23.9%	88.9	119.4	-25.5%
Miscellaneous	39.2	34.0	15.3%	123.8	99.9	23.9%
Total Other Revenues	466.8	492.7	-5.3%	1,717.2	1,835.4	-6.4%

Total Revenues	1,525.2	1,640.8	-7.0%	5,984.1	6,407.3	-6.6%

EXHIBIT VI – SEGMENT REPORTING (12M 2009)

HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Segment Reporting prepared under IFRS, for the twelve months ended Dec 31, 2009
(€ mn)
	OTE	Cosmote	RomTelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	1,223.4		388.8	19.1	1,631.3
International Telephony	183.3		92.5	3.2	279.0
Mobile Telephony		2,597.8			2,597.8
Other	1,005.7	438.1	326.4	394.3	2,164.5
Total Revenues	2,412.4	3,035.9	807.7	416.7	6,672.7	(688.6)	5,984.1

Intersegment Revenues	(207.6)	(192.6)	(17.4)	(271.0)	(688.6)

Revenue from External Customers	2,204.8	2,843.3	790.3	145.7	5,984.1		5,984.1

Operating Expenses:
Payroll and employee benefits	(802.8)	(258.8)	(164.6)	(67.0)	(1,293.2)	6.9	(1,286.3)
Voluntary retirement costs	38.9	0.0	(8.6)	0.0	30.3		30.3
Payments to international operators	(129.4)	(37.6)	(41.4)	(112.0)	(320.4)	136.4	(184.0)
Payments to domestic telephony operators	(227.6)	(367.8)	(66.3)	(0.2)	(661.9)	145.6	(516.3)
Depreciation and amortization	(424.4)	(458.3)	(227.9)	(45.5)	(1,156.1)	0.8	(1,155.3)
Cost of equipment & prepaid cards	(88.7)	(403.6)	(36.7)	(1.0)	(530.0)	54.9	(475.1)
Other operating expenses	(471.9)	(897.9)	(237.6)	(132.5)	(1,739.9)	343.4	(1,396.5)
Total Operating Expenses	(2,105.9)	(2,424.0)	(783.1)	(358.2)	(5,671.2)	688.0	(4,983.2)

Operating Income	306.5	611.9	24.6	58.5	1,001.5	(0.6)	1,000.9

Operating income before depreciation, amortization and voluntary retirement costs	692.0	1,070.2	261.1	104.0	2,127.3	(1.4)	2,125.9
as % of Operating revenues	28.7%	35.3%	32.3%	25.0%	31.9%	0.2%	35.5%

EXHIBIT VI – SEGMENT REPORTING (12M 2008)

HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Segment Reporting prepared under IFRS, for the twelve months ended Dec 31, 2008
(€ mn)
	OTE	Cosmote	RomTelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	1,355.5		456.6	12.7	1,824.8
International Telephony	202.4		106.1	4.2	312.7
Mobile Telephony		2,692.1		(0.0)	2,692.1
Other	1,031.8	569.6	307.1	365.8	2,274.3
Total Revenues	2,589.7	3,261.7	869.8	382.7	7,103.9	(696.6)	6,407.3

Intersegment Revenues	(227.6)	(197.2)	(19.3)	(252.5)	(696.6)

Revenue from External Customers	2,362.1	3,064.5	850.5	130.2	6,407.3		6,407.3

Operating Expenses:
Payroll and employee benefits	(778.4)	(243.1)	(191.9)	(65.6)	(1,279.0)	(2.0)	(1,281.0)
Voluntary retirement costs	(12.2)	0.0	(38.0)	0.0	(50.2)		(50.2)
Payments to international operators	(126.7)	(38.0)	(35.2)	(92.9)	(292.8)	118.9	(173.9)
Payments to domestic telephony operators	(299.2)	(423.5)	(99.2)	(0.2)	(822.1)	179.8	(642.3)
Depreciation and amortization	(465.0)	(416.6)	(253.6)	(77.9)	(1,213.1)	0.1	(1,213.0)
Cost of equipment & prepaid cards	(102.5)	(526.3)	(54.9)	(1.8)	(685.5)	52.1	(633.4)
Other operating expenses	(493.5)	(888.6)	(197.0)	(122.7)	(1,701.8)	346.0	(1,355.8)
Total Operating Expenses	(2,277.5)	(2,536.1)	(869.8)	(361.1)	(6,044.5)	694.9	(5,349.6)

Operating Income	312.2	725.6	0.0	21.6	1,059.4	(1.7)	1,057.7

Operating income before depreciation, amortization and voluntary retirement costs	789.4	1,142.2	291.6	99.5	2,322.7	(1.8)	2,320.9
as % of Operating revenues	30.5%	35.0%	33.5%	26.0%	32.7%	0.3%	36.2%

EXHIBIT VII – MOBILE OPERATIONS

COSMOTE MOBILE TELECOMMUNICATIONS AND SUBSIDIARIES

Prepared under IFRS for the four months and nine months ended December 31, 2009 and 2008

(€ thousand)

(€ thousand)	Q4’09	Q4’08%		12Μ’09	12Μ’08%
			Change			Change
Revenues:
Monthly service fees	218,184	199,919	9.1%	830,065	749,051	10.8%
Airtime revenues	236,732	273,545	-13.5%	982,616	1,074,157	-8.5%
Interconnection revenues	124,947	157,503	-20.7%	520,189	601,318	-13.5%
Roaming revenues	6,487	8,896	-27.1%	45,871	63,551	-27.8%
SMS revenues and other services	56,838	54,792	3.7%	219,092	203,979	7.4%
Sales of handsets and accessories	118,204	138,065	-14.4%	403,148	541,726	-25.6%
Commission revenues	718	1,330	-46.0%	3,209	2,473	29.8%
Οther operating revenues	12,343	9,921	24.4%	31,756	25,443	24.8%
Total Revenues	774,454	843,971	-8.2%	3,035,946	3,261,699	-6.9%
Revenues from telecommunication services	643,188	694,655	-7.4%	2,597,833	2,692,056	-3.5%

Operating Expenses:
Interconnection	(98,254)	(120,107)	-18.2%	(405,388)	(461,552)	-12.2%
Cost of goods	(122,911)	(139,758)	-12.1%	(403,146)	(525,437)	-23.3%
Payroll	(69,244)	(65,185)	6.2%	(260,659)	(244,341)	6.7%
Network operating costs	(58,971)	(46,878)	25.8%	(220,306)	(206,723)	6.6%
Distribution & sales	(85,080)	(99,395)	-14.4%	(346,078)	(375,507)	-7.8%
Marketing & Customer care	(51,156)	(58,336)	-12.3%	(191,084)	(181,113)	5.5%
General & administrative	(22,806)	(19,186)	18.9%	(94,637)	(92,423)	2.4%
Provision for doubtful accounts	(20,228)	(8,084)	150.2%	(44,004)	(32,476)	35.5%
Depreciation	(121,991)	(110,314)	10.6%	(458,255)	(416,556)	10.0%
Total Operating Expenses	(650,641)	(667,243)	-2.5%	(2,423,557)	(2,536,129)	-4.4%

Operating Income	123,814	176,727	-29.9%	612,389	725,572	-15.6%

Operating income before depreciation and amortization	245,806	287,042	-14.4%	1,070,645	1,142,128	-6.3%
as % of Operating revenues	31.7%	34.0%		35.3%	35.0%

COSMOTE Greece (stand alone)

(€ thousand)	Q4’09	Q4’08%		12Μ’09	12Μ’08%
			Change			Change
Revenues:
Telecommunication services fees & revenues	348,154	351,649	-1.0%	1,412,028	1,408,697	0.2%
Interconnection revenues	67,893	88,811	-23.6%	278,945	360,222	-22.6%
Other operating revenues & sales of merchandising	67,610	25,229	-	217,422	74,201	-
Total Revenues	483,656	465,689	3.9%	1,908,395	1,843,120	3.5%

Total Operating Expenses	(355,038)	(322,005)	10.3%	(1,365,992)	(1,236,565)	10.5%

Operating Income	128,619	143,684	-10.5%	542,404	606,556	-10.6%

Operating income before depreciation and amortization	174,312	192,429	-9.4%	725,415	781,873	-7.2%
as % of Operating revenues	36.0%	41.3%		38.0%	42.4%

ALBANIAN MOBILE COMMUNICATIONS (AMC, stand alone)

(€ thousand)	Q4’09	Q4’08%		12Μ’09	12Μ’08%
			Change			Change
Revenues:
Telecommunication services fees & revenues	19,302	30,372	-36.5%	97,109	126,895	-23.5%
Interconnection revenues	9,220	14,682	-37.2%	45,788	60,159	-23.9%
Other operating revenues & sales of merchandising	706	1,501	-53.0%	2,847	4,217	-32.5%
Total Revenues	29,228	46,555	-37.2%	145,744	191,272	-23.8%

Total Operating Expenses	(19,707)	(22,558)	-12.6%	(83,980)	(90,962)	-7.7%

Operating Income	9,521	23,997	-60.3%	61,765	100,310	-38.4%

Operating income before depreciation and amortization	14,424	29,848	-51.7%	84,023	123,833	-32.1%
as % of Operating revenues	49.4%	64.1%		57.7%	64.7%

GLOBUL (stand alone)

(€ thousand)	Q4’09	Q4’08%		12Μ’09	12Μ’08%
			Change			Change
Revenues:
Telecommunication services fees & revenues	79,653	82,815	-3.8%	290,344	311,309	-6.7%
Interconnection revenues	25,519	28,330	-9.9%	106,055	108,913	-2.6%
Other operating revenues & sales of merchandising	6,099	17,063	-64.3%	51,751	39,826	29.9%
Total Revenues	111,271	128,208	-13.2%	448,151	460,048	-2.6%

Total Operating Expenses	(91,941)	(96,923)	-5.1%	(363,680)	(360,290)	0.9%

Operating Income	19,329	31,286	-38.2%	84,471	99,759	-15.3%

Operating income before depreciation and amortization	47,523	55,425	-14.3%	187,181	195,559	-4.3%
as % of Operating revenues	42.7%	43.2%		41.8%	42.5%

COSMOTE Romania (stand alone)

(€ thousand)	Q4’09	Q4’08%		12Μ’09	12Μ’08%
			Change			Change
Revenues:
Telecommunication services fees & revenues	69,786	62,479	11.7%	269,867	206,636	30.6%
Interconnection revenues	24,966	26,615	-6.2%	98,610	76,710	28.5%
Other operating revenues & sales of merchandising	18,040	18,561	-2.8%	54,762	27,666	97.9%
Total Revenues	112,793	107,655	4.8%	423,240	311,012	36.1%

Total Operating Expenses	(125,620)	(115,129)	9.1%	(445,376)	(363,800)	22.4%

Operating Loss	(12,828)	(7,474)	-	(22,137)	(52,788)	-

Operating income/(loss) before depreciation and amortization	11,153	11,994	-7.0%	66,019	22,546	-
as % of Operating revenues	9.9%	11.1%		15.6%	7.2%

GERMANOS

(€ thousand)	Q4’09	Q4’08%		12Μ’09	12Μ’08%
			Change			Change
Revenues:
Commission Revenues	72,554	77,079	-5.9%	262,597	247,712	6.0%
Sales of merchandising	173,892	179,015	-2.9%	603,587	741,777	-18.6%
Other operating revenues	10,451	9,060	15.4%	35,859	25,859	38.7%
Total Revenues	256,897	265,154	-3.1%	902,042	1,015,348	-11.2%

Total Operating Expenses	(257,507)	(267,120)	-3.6%	(906,635)	(1,011,878)	-10.4%

Operating Income/(loss)	(609)	(1,967)	69.0%	(4,593)	3,470	-

Operating income before depreciation and amortization	4,013	2,598	54.5%	13,318	19,774	-32.6%
as % of Operating revenues	1.6%	1.0%		1.5%	1.9%

EXHIBIT VIII - INTERNATIONAL OPERATIONS

ROMTELECOM

OTE has a 54.01% stake in RomTelecom, which is fully consolidated.

ROMTELECOM
INCOME STATEMENT
For the nine months ended December 31 2009,
in accordance with IFRS (€ thousand)

12M 2009

Basic monthly rentals	278,975
Domestic Telephony calls	113,488
Domestic Telephony	392,462
International Telephony	92,544
Other Revenues	322,680
Total Operating Revenues	807,686

Personnel (inc Voluntary Redundancy)	(173,248)
Other operating expenses	(382,012)
Depreciation and Amortization	(267,704)
Total Operating expenses	(822,964)

Operating income	(15,278)

EXHIBIT IX –OPERATIONAL HIGHLIGHTS

Operational Highlights for the quarters
ended December 31, 2009 and 2008
OTE	Q4’09	Q4’08	% Change
PSTN lines	3,787,132	4,110,102	-7.9%
ISDN, 64kb equiv. lines	1,205,048	1,275,906	-5.6%
Total lines	4,992,180	5,386,008	-7.3%

ADSL subscribers	1,123,764	972,279	15.6%
Unbundled local loops	1,020,167	672,065	51.8%
Wholesale Line Rental	42,405	0	-

COSMOTE (Greece)
Total subscribers	9,217,507	7,893,144	16.8%

AMC
Total subscribers	1,908,987	1,395,984	36.7%

GLOBUL
Total subscribers	3,902,272	4,096,996	-4.8%

COSMOTE ROMANIA
Total subscribers	6,920,816	5,894,056	17.4%

Employees:
-OTE	11,369	12,056	-5.7%
-COSMOTE (Greece)	2,210	2,227	-0.8%
-RomTelecom	10,017	10,344	-3.2%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: March 02, 2010

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer